SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

This is a public announcement by América Móvil, S.A.B. de C.V. ("América Móvil") pursuant to the provisions of Section 5 paragraph 2 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft, the "Takeover Decree"). This announcement and related information do not constitute a public offer to sell or the solicitation of an offer to buy or subscribe for any securities. Any offer will be made only by means of an offer memorandum.

The offer described in this announcement will be made for the ordinary shares of Koninklijke KPN N.V., a public limited liability company incorporated under Dutch law, and is subject to Dutch disclosure and procedural requirements, which are different from those of the United States. The offer will be made in the United States in compliance with Section 14(e) of, and Regulation 14E under, the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), subject to the exemptions provided by Rule 14d-1(d) under the U.S. Exchange Act and otherwise in accordance with the requirements of Dutch law. Accordingly, the offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, the offer timetable, settlement procedures and timing of payments that are different from those applicable under U.S. domestic tender offer procedures and laws.

To the extent permissible under applicable law or regulation, América Móvil, S.A.B. de C.V. and its affiliates or brokers (acting as agents for América Móvil, S.A.B. de C.V. or its affiliates, as applicable) may from time to time after the date hereof, and other than pursuant to the offer, directly or indirectly purchase, or arrange to purchase, ordinary shares of Koninklijke KPN N.V., that are the subject of the offer or any securities that are convertible into, exchangeable for or exercisable for such shares. To the extent information about such purchases or arrangements to purchase is made public in The Netherlands, such information will be disclosed by means of a press release or other means reasonably calculated to inform U.S. shareholders of Koninklijke KPN N.V. of such information. In addition, the financial advisors to América Móvil, S.A.B. de C.V., may also engage in ordinary course trading activities in securities of Koninklijke KPN N.V., which may include purchases or arrangements to purchase such securities.

The offer price shall be reduced by the per share amount of any dividends or other distributions paid or declared by Koninklijke KPN N.V. following the date hereof and prior to the settlement of the offer.

“América Móvil announces tender offer
for all shares of KPN”

Mexico City, Mexico, August 9, 2013 -- América Móvil, S.A.B. de C.V. (“América Móvil” or “AMX”) (BMV: AMX; NYSE: AMX; Nasdaq: AMOV; LATIBEX: XAMXL) announced today its intention to make (directly or through a wholly owned subsidiary) a voluntary tender offer in cash for all of the issued and outstanding ordinary shares of Koninklijke KPN N.V. (“KPN”), at a price of EUR 2.40 per share (the "Intended Offer").

The Intended Offer price of EUR 2.40 per share implies a premium of approximately 35.4% over the average closing price of KPN's ordinary shares on Euronext Amsterdam for the last 30 trading days.

Rationale for the Intended Offer

In recent years, América Móvil has been exploring opportunities to expand its operations to other regions outside the Americas in order to achieve geographical diversification and create attractive long-term returns for its shareholders. KPN represented its first investment outside of the Americas. More than a year after its initial investment in KPN, América Móvil’s objective is to acquire a majority stake in KPN in order to facilitate greater operational cooperation and co-ordination between the two companies, to exploit all areas for potential partnerships and to intensify the realization of synergy potential for both companies.

América Móvil aims to support to a greater extent KPN's plans in a rapidly changing environment in Europe so that both companies benefit from their respective experiences in the sector.

As of the date hereof, América Móvil held (directly and indirectly) 1,267,677,000 ordinary shares in the capital of KPN, representing approximately 29.77% of all issued and outstanding ordinary shares in the capital of KPN. [1]

América Móvil recently explained the proposed transaction to KPN representatives. América Móvil has invited KPN´s Supervisory Board and Board of Management (the “KPN Boards”) to meet as soon as possible to further discuss the Intended Offer and potential terms for a long-term constructive relationship. América Móvil would welcome support from the KPN Boards.

Conditions to the Intended Offer

The Intended Offer will be subject to conditions, which will include a minimum acceptance condition that following settlement of the Intended Offer América Móvil will hold directly or indirectly more than 50% (fifty per cent) of the voting rights exercisable in a general meeting of shareholders of KPN, required regulatory approvals, no competing transactions having been announced or made by any party and no material adverse event having occurred.

In accordance with article 12 paragraph 1 of the Takeover Decree, América Móvil will ultimately at the time of launch of the Intended Offer determine and confirm the conditions to the Intended Offer.

Indicative Timetable

América Móvil intends to submit an offer memorandum to the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, “AFM”) for approval, to make the required statement that it will have means available to fund the offer price payable under the Intended Offer, and to finalize all required documentation with regard to the Intended Offer expeditiously. Once the offer memorandum is approved by the AFM, the offer will be made and the offer memorandum will be published. It is currently expected that this will take place during September 2013. América Móvil has informed the AFM of the Intended Offer.

E-Plus

On July 23, 2013, KPN announced that it had “entered into a transaction, subject to shareholder approval, to sell and transfer 100% of its interest in E-Plus to Telefonica Deutschland for EUR 5.0 billion in cash and a 17.6% stake in Telefonica Deutschland post transaction”. According to KPN's announcement the transaction is subject to other terms and conditions, including merger clearance.

América Móvil is carefully evaluating the merits of the proposed transaction and will make a final determination in relation to the exercise of its voting rights at the upcoming Extraordinary General Meeting of KPN.

[1] Not taking into account 12,156,391 ordinary shares held by KPN as at 31 December 2012.

América Móvil Financial Position

América Móvil will continue to maintain its sound financial position, allowing for further investments in the telecommunication and related sectors in the Americas in order for AMX to maintain its leadership and state-of-the-art technology, as well as to continue with the development, growth and innovation of products, services and content.

About América Móvil

AMX is the leading provider of telecommunication services in Latin America. As of June 30, 2013, it had 262 million wireless subscribers and 66.8 million fixed revenue generating units in the Americas.

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Disclaimer

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 9, 2013

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact